EXHIBIT 99.1

Jan Reinas Elected as New Chairperson of the Board of Directors in Hydro

The Corporate Assembly of Norsk Hydro ASA has elected Jan Reinas as new Chairperson of the Board of Directors.

Reinas replaces Egil Myklebust, who has been member of Hydro's Board for 12 years, the last three years as Chairperson. Myklebust notified the Nomination Committee last November that he did not wish to be reelected at the end of his electoral period in the spring 2004.

Jan Reinas (59) has been CEO of the paper group Norske Skog from 1994 to the end of 2003, and has previously also been CEO of Scandinavian Airlines. He is currently a member of the Board of the media group Schibsted ASA and Swiss International Air Lines.

The Corporate Assembly also elected Terje Friestad (52) as member of the Board. Friestad is representing the employees, and is replacing Steinar Skarstein, who is leaving Hydro for Yara International ASA. Friestad has worked for Hydro since 1972. His current position is Senior Engineer at Hydro Aluminium, Karmoy.

The changes will take effect on 25 March 2004.

Hydro's Board will after this consist of:

 -Jan Reinas, Chairperson
 -Borger A. Lenth, Vice Chairperson
 -Terje Friestad (elected by employees)
 -Elisabeth Grieg
 -Hakan Mogren
 -Ingvild Myhre
 -Geir Nilsen (elected by employees)
 -Anne Cathrine Hoeg Rasmussen
 -Odd Semstrom (elected by employees)

Contacts   Kristin Brobakke
Telephone (+47 )22 53 27 44
Cellular  (+47) 91 84 06 81
E-mail    Kristin.Brobakke@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com